Exhibit 21.1

Subsidiaries of Medicus Pharma Ltd. (the "Company")

The full corporation name, jurisdiction of incorporation and registered and beneficial ownership of the issued and outstanding shares of each direct and indirect Subsidiary is as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership of Securities
SkinJect, Inc.	Pennsylvania	Wholly owned by the Company
Medicus Pharma, Inc.	Delaware	Wholly owned by the Company
Antev Limited	England and Wales	Majority-owned by the Company